UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2022 (Report No. 2)

Commission file number: 001- 38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On February 15 2022, SciSparc Ltd. (the “Company”) filed with the Economic Division of the Tel Aviv-Jaffa District Court (the “Court”) a suit against the Company’s former directors (the “Suit”), case number 34426-02-22. The suit names six former directors, including our former interim chief executive officer and executive chairman, Dr. Ascher Shmulewitz, as defendants (the “Defendants”) and includes allegations of breaches of fiduciary duties (duty of care and duty of loyalty) of the Defendants under the Israeli Companies Law.

The Suit challenges the transaction approved by the Defendants in August 2018, to acquire, via one of its subsidiaries, Therapix Healthcare Resources, Inc., eight pain clinics and a fully equipped laboratory from Anesthesia Services Associates PLLC. (d/b/a Comprehensive Pain Specialist) (the “Transaction”). The Suit claims that the Defendants breached their fiduciary duties when approving the Transactions, causing significant harm to the Company.

The Suit claims damages in the amount of NIS 13,114,200 (approx. $4.12 milion), which accounts for, as of the date of the filing of the Suit, the amounts invested by the Company in the Transaction and indirect expenses the Company spent because of the Transaction.

As of the current time, we cannot predict the likelihood of success of the Suit.

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-225745 and File No. 333-233417) and on Form S-8 (File No. 333-225773) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: February 17, 2022	By:	/s/ Oz Adler
	Name:	Oz Adler
	Title:	Chief Executive Officer